File Number 82-34932

SKANSKA

Pressrelease

2006-04-12

Skanska sells five properties for SEK 750 M with gain of SEK 536 M

Skanska has sold a property portfolio comprising five properties - one in Malmö and four in the Stockholm area - to Fastighets AB Balder. The sales amount totaled SEK 750 M. The gain of SEK 536 M will be reported in the second quarter of 2006. All of the properties will be transferred on May 16.

Spinneriet 8 in central Malmö comprises a total area of about 40,000 square meters. Completed in 1957, the property was the first project development by Skanska for its own management. The property contains mainly offices, as well as a hotel, shops and a parking facility.

The transaction also includes four properties in the Stockholm area: the Storsätra block in Sätra, with 32,000 square meters of offices, shop, storage and production premises; Prästgårdsängen, in Älvsjö, comprising 6,300 square meters of offices, shops and storage space; the Singeln block, in Vinsta, with approximately 5,300 square meters of office and storage space. The approximately 2,200 square-meter Puman property in Huvudsta, in Solna, comprises mainly office space.

"From our perspective, Spinneriet in Malmö is fully developed and that is why we have chosen to sell," says Claes Larsson, President of Skanska Commercial Development Nordic. "The sale of the other properties in this portfolio enables increased concentration of our operations in the Stockholm region, in terms of both product types and geography."

Skanska Commercial Development Nordic initiates and develops property projects within offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden and the Copenhagen region of Denmark. The development of logistics facilities is conducted in strategic locations in Sweden and in Copenhagen. Commercial buildings are developed in strong retail markets in Sweden and Finland.

Skanska Commercial Development Nordic is organized in three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Claes Larsson, President, Skanska Commercial Development Nordic,
tel +46 70 581 11 08
Anna Wenner, Press Officer, Skanska AB, tel +46 8 753 88 99
Erik Selin, Managing Director Fastighets AB Balder, +46 70 607 47 90

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.